AMERICAN SUPERCONDUCTOR CORPORATION

114 East Main St.

Ayer, MA 01432

March 5, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Attention: Jenny O’Shanick

Re:	American Superconductor Corporation

Registration Statement on Form S-3

Filed January 30, 2024

File No. 333-276766

To the addressee set forth above:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, American Superconductor Corporation (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-276766) be accelerated by the Securities and Exchange Commission to 4:30 p.m. Washington D.C. time on March 7, 2024 or as soon as practicable thereafter.

The Company requests that we be notified of such effectiveness by a telephone call to Peter N. Handrinos of Latham & Watkins LLP at (617) 948-6060 or Wesley C. Holmes of Latham & Watkins LLP at (617) 948-6027 and that such effectiveness also be confirmed in writing.

Sincerely,

American Superconductor Corporation

By:	/s/ John W. Kosiba, Jr.
John W. Kosiba, Jr.
Senior Vice President, Chief Financial Officer and Treasurer

cc:	Peter N. Handrinos, Latham & Watkins LLP

Wesley C. Holmes, Latham & Watkins LLP